FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 3, 2003

Commission File Number: 001-13464

Telecom Argentina STET-France Telecom S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina STET-France Telecom S.A.

TABLE OF CONTENTS

Item
1.	Board of Directors Minutes No. 150

2.	Agenda for the Ordinary and Extraordinary General Shareholders Meeting taking place on April 30, 2003.

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

BOARD OF DIRECTORS MINUTES No. 150

(Relevant Part)

In the City of Buenos Aires, this 20th day of March of the year 2003, at 3:00 p.m., the undersigned Directors and Syndics hold a meeting at the registered offices of TELECOM ARGENTINA STET-FRANCE TELECOM S.A., located at Av. Alicia Moreau de Justo 50, presided over by the Chairman of the Board of Directors, Mr. Amadeo R. Vázquez who, after checking the existence of quorum, submits to consideration of those present the following agenda:

I.—CHANGE OF RATIO OF THE ADRS.

On July 29, 2002, the Company received a letter (hereinafter “the Notification”) by which, the New York Stock Exchange (“the NYSE”) informed that the American Depositary Receipts (“ADRs”) of the Company had quoted at that market for more than 30 days at an average price less than US$ 1 (“Minimum Price per ADR”). The Notification informed that the NYSE regulations obliges the listing companies to adopt, within a six month term, the necessary corrective measures for the ADRs fulfil again the regulative requirements regarding Minimum Price per ADR, except that these measures are subject to the decision of the shareholder, in which case the adoption of said measures may be deferred until the next Annual Shareholders Meeting is held.

The NYSE also informed that, in case the relevant measures are not taken, the ADRs of the Company would be unlisted.

At the meeting held August 23, the Board of Directors –in accordance with the requirements of the NYSE- resolved to immediately distribute a press release informing that the ADRs of the Company had fallen below the standard determined by the NYSE regarding Minimum Price per ADR and that the necessary measures would be adopted to remedy this situation.

The Company also sent the NYSE a letter acknowledging receipt of the Notification and informing that, within the statutory terms, the necessary steps for its ADRs comply again with the standards of the NYSE would be taken.

In response to that letter, the NYSE required a clarification whether the measures to correct the Minimum Price per ADR would be taken by the Board of Directors within a six month term from the Notification, or whether the subject would be dealt with at the next Annual Shareholders Meeting.

The Board of Directors, at its meeting held October 3, 2002, dealt with the subject, reminding that the Ordinary and Extraordinary Shareholders Meeting held October 12, 1993 granted the Board of Directors ample powers to apply for the autorization of public offer and listing of the Company stock to the Securities and Exchange Commission (SEC) of the United States of America, the NYSE and/or other stock exchanges and markets of the United States of America or others countries the Board of Directors deem convenient. Also, the Board of Directors was granted ample powers to set forth the opportunity to submit the respective applications as well as to set forth the terms, scopes, and conditions of these.

Nevertheless, given the time elapsed since the granting of powers by the Shareholders Meeting and the fact that none of the Directors then empowered is no longer a member of the Board of Directors, together with the process of renegotiation of the financial debt undertaken by the Company, made it advisable to defer the dealing with of the subject to the next Annual Shareholders Meeting to be held on April, 2003.

Thus, the Board of Directors decided to notify the NYSE that, at the next Annual Shareholders Meetings should be proposed to considerate the adoption of the necessary corrective measures for the ADRs of the Company comply again with the ruling requirements of the NYSE regarding Minimum Price per ADR.

The President adds that, in the meantime, the share of Telecom Argentina increased remarkably its listing price, and the ADRs complied again with the standards set forth by the NYSE regarding Minimum Price per ADR, thus making unnecessary—in principle—for the Shareholders Meeting to consider the Change of Ratio.

Nevertheless—states Mr. Vázquez—it would be convenient to put to the consideration of the shareholders the granting of powers to the Board of Directors to—in case a new fall of the listing price of the ADRs occurs—empower the Board of Directors—if necessary or convenient– also empowering it to determine the terms and conditions of such operation.

After analizing the issue posed by the Chairman, the Board of Directors unanimously resolves to include in the list of items to be considered by the next Ordinary and Extraordinary Shareholders Meeting, the granting to the Board of Directors of ample powers to provide the Change of Ratio of the ADRs, at the opportunity and within the terms and conditions it deems convenient.

II.—AMENDMENT TO ARTICLE 1 OF THE CORPORATE BY-LAWS

The President states that Decree No. 677/01 has set forth that companies whose stock is admitted at the public offer rate must, in certain cases such as changes of control, purchase of significant participations, withdrawal of the public offer, etc., make public offers of purchase and/or change of stock in the proportions and conditions that determines, for each case, Resolution No. 401/2002 of the Comisión Nacional de Valores regulating, on this subject, Decree No. 677/01.

Nevertheless, same Decree No. 677/01 enables companies not to adhere this rate if it is in such sense resolved at the Extraordinary Shareholders Meeting.

Specifically, Chapetr VI of the above mentioned Decree, in article 24, provides that “companies whose stock is admitted to the public offer rate shall be included in the rate of the Public Offer of Compulsory Acquisition (      ) from the resolution of the Shareholders Meeting deciding to adhere that rate or, automatically, from the closing of the first Shareholders Meeting held after TWELVE (12) months from the date of enforcement of the regulation (      ). For a company whose stock is admitted to the rate of public offer not to be included in the Rate set forth in article 23 of this Decree, at the latest at the previously mentioned Shareholders Meeting, shall adopt an explicit resolution by means of which a clause providing that it is a “Company Non Adhered to the Statutory Optative Rate of Public Offer of Compulsory Purchase” is included in its corporate by-laws.

Mr. Vázquez adds that, considering that the regulation set forth in Resolution CNV 401/02 entered in force on April 6, 2002, the next Shareholders Meeting to be held must consider the adhesion or non adhesion of the Company to the Statutory Optative Rate of Public Offer of Compulsory Purchase because if it does not, the Company will automatically be incorporated to that Rate. In case the non adhesion to the Rate is approved, it is necessary to include in the Corporate By-laws a clause in such sense.

The Board of Directors, after exchanging ideas on that regard and considering that the Statutory Optative Rate of Public Offer of Compulsory Purchase generates for the already existing shareholders, for those willing to adhere as such with a certain percentage of stock, and for the Company itself, obligations that did not exist until then, unanimously resolves to propose the Shareholders Meeting the call for which will be next dealt with, to approve the NON ADHESION of Telecom Argentina to the above mentioned Rate, including as a second paragraph of First

Article of the Corporate By-laws, a clause in such sense, which is composed within the following terms:

“First Article: With the denomination of TELECOM ARGENTINA STET-FRANCE TELECOM S.A. continues operating the company established under the name of Sociedad Licenciataria Norte Sociedad Anónima and has its legal address in the City of Buenos Aires. In compliance with the resolutions of the Ordinary and Extraordinary Shareholders Meeting held on April 30, 2003, it is a Company Non-adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer. The address of the Company may not be moved out of the Republic of Argentina without the prior authorization of the competent authority or of the authority that might replace it in the future.

III.—CALL FOR ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS MEETING. PROPOSALS OF THE BOARD OF DIRECTORS ON THE ITEMS TO BE DEALT WITH

Mr. Vázquez states that it is pertaining to determine the date to hold the Shareholders meeting that will deal with the documentation of the fourteenth fiscal year as well as the remaining items previously mentioned, and determine the Agenda and provide the call for it.

After a brief deliberation, the Board of Directors unanimously decides to call the shareholders for an Ordinary and Extraordinary General Shareholders Meeting to be held on April 30, 2003, at 10:00 a.m., at the registered offices located at Av. Alicia Moreau de Justo No. 50, Ground Floor, City of Buenos Aires, to consider the following:

AGENDA

1°)	Appointment of two shareholders to approve and sign the Minutes.

2°)	Consideration of the documentation provided for in Section 234, subsection 1 of Law 19550 and Rules of the “Comisión Nacional de Valores” (“CNV”) and of the financial documentation in the English language required by regulation of the CNV and the U.S. Securities and Exchange Commission, corresponding to the fourteenth fiscal year ended December 31, 2002.

3°)	Consideration of the earning results of the fiscal year, and the proposal of the Board of Directors related to allocation to a new fiscal year of the whole of the loss in Unappropriated Retained Earnings as of December 31, 2002.

4°)	Consideration of the performance of the Board of Directors and the Surveillance Committee holding office during the fourteenth fiscal year.

5°)	Consideration of the fees of the Board of Directors ($ 1,140,000.-) holding office during the fiscal year ended on December 31, 2002 which showed tax loss carryforwards accounted for the Regulation of the Comisión Nacional de Valores. Authorization to the Board of Directors to make payments in advance, up to the amount determined by the Meeting, to the directors performing technical-administrative tasks or special assignments during the fifteenth fiscal year. Fees of the Surveillance Committee.

6°)	Determination of the number of regular and alternate directors to hold office during the fifteenth fiscal year.

7°)	Appointment of regular and alternate directors.

8°)	Appointment of the regular and alternate members of the Surveillance Committee.

9°)	Appointment of the External Auditors of the financial statements corresponding to the fifteenth fiscal year, and determination of their fees, as well as that corresponding to those holding office during the fiscal year ended December 31, 2002.

10°)	Consideration of the granting to the Board of Directors ample powers for the change of ratio of the ADRs that represent shares of the Company.

11°)	Consideration of the Non Adhesion to the Optional Statutory Regime of Compulsory Public Purchase Offer (“Régimen Estatutario Optativo de Oferta Pública de Adquisición Obligatoria”). Consequent amendment of article 1 of the Corporate Bylaws. Appointment of the persons in charge of taking the administrative steps for the approval and registration of the amendment.

THE BOARD OF DIRECTORS

Note 1:    Points 10 and 11 will be dealt with in full compliance with the regulations of the Extraordinary Shareholders Meeting. The rest of the points are within the competence of the Ordinary Shareholders Meeting.

Note 2:    To attend the Shareholders Meeting it is necessary to deposit the book-entry share certificates issued to such effect by “Caja de Valores S.A.”, up to three business days prior to the fixed date, at Av. Alicia Moreau de Justo No. 50, 13th floor, City of Buenos Aires, from 10:00 a.m. to 12:00 a.m., and from 3:00 p.m. to 5:00 p.m. The term expires on April 24, 2003, at 5:00 p.m.

Note 3:    The whole of the documentation dealt with by the Shareholders Meeting, included the proposals of the Board of Directors regarding the issues to be dealt with, can be consulted at the webpage of Telecom Argentina: www.telecom.com.ar. Without detriment of this, printed copies of the documentation can be obtained at the place and schedule detailed in Note 2.

Note 4:    Those registering to take part at the Shareholders Meeting as custodians or managers of stock holdings for third parties are reminded to comply with the requirements of Subsection II.9 of the CNV Regulations to be able to cast a vote in a divergent way.

Note 5:    Shareholders are requested to be present at least 15 minutes prior to the time fixed for the beginning of the Meeting so as to provide evidence of powers and sign the Record of Attendance to Shareholders Meetings.

Thereupon the President states that Law 17.811, in article 71 (incorporated by Decree No. 677/01), provides that 20 days prior to Shareholders Meetings to be held, the Board of Directors shall put at the disposition of shareholders the relevant information regarding the Shareholders Meeting “and the proposals of the Board of Directors”. Consequently, the Board of Directos must provide for a proposal regarding the resolutions to be adopted by the Shareholders Meeting in each of the items of the Agenda.

First point:    The Meeting is proposed to appoint the two shareholders (or representatives of shareholders) holding the largest amount of shares participating of the Meeting.

Second point:    It is proposed to approve the documentation of the fiscal year ended on December 31, 2002 (Annual Report and Financial Statements, Informative Overview and other documentation of the fiscal year, including the documentation in English language required by the Securities & Exchange Commission), as it has been submitted by the Board of Directors.

Third point:    It is proposed to allocate to a new fiscal year the whole of the loss of Unappropriated Retained Earnings as of December 31.

Fourth point:     The performance of the members of the Board of Directors and the Surveillance Committee holding office during the fiscal year ended December 31, 2002 remains under the consideration of the Meeting.

Fifth point:    It is proposed to assign the Board of Directors a total remuneration of $1,140,000, and to the Surveillance Committee a total remuneration of $170,000 to be distributed in the way decided by each of the bodies. Also, it is proposed to authorize the Board of Directors to make payments in advance of up to $1,800,000 to the Directors performing technical-administrative tasks or special assignments during the fiscal year ending December 31, 2003.

Sixth point:    It is proposed to fix in six (6) the amount of regular directors and in six (6) the amount of alternate directors to hold office during the fiscal year to end December 31, 2003.

Seven and Eight points:    The Board of Directors abstains from making any proposal regarding these points and reminds the shareholders proposing the appointment of Directors and Syndics the need of informing the Meeting if they are “independent” or “non-independent” in compliance with the parameters determined by the Comisión Nacional de Valores.

Ninth point:    It is proposed to appoint External Auditors of the Company for the fiscal year to end December 31, 2003, “Price Waterhouse&Co.” and “Henry Martin, Lisdero y Asociados” (a member of “Ernst & Young International”) to jointly perform External Audit. Additionally, it is proposed that their compensation is established by the Shareholders Meeting considering the documentation of the fiscal year ending December 31, 2003, empowering the Board of Directors to establish service modalities and make advances. It is proposed to establish as for the compensation to the External Auditors providing services during the fiscal year ended December 2002, the amount of $640,000, VAT excluded.

Eleven point:    It is proposed to approve the amendment of Article 1 of the Corporate Bylaws within the terms of the enclosed project, and empower the President, the Vice-Presidents and one or more Attorneys-in-Fact of the Company to take the relevant administrative steps for the approval and registration of the amendment, with the power of accepting or rejecting the remarks that might be made by the Controlling Agencies.

There being no further business to transact, this meeting is adjourned at 4:55 p.m., prior to the reading and japproval of this Proceeding by the undersigned Directors and Syndics.

SIGNED BY:    Acting Directors:    Amadeo R. Vázquez, Alberto Messano, Christian Chauvin, Franco Livini, Jorge Brea. Acting Syndics:    Enrique Garrido, Néstor J. Belgrano.

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

CALLS FOR AN ORDINARY AND EXTRAORDINARY

GENERAL SHAREHOLDERS MEETING

Shareholders are called for an Ordinary and Extraordinary General Shareholders Meeting, to be held on April 30, 2003, at 10:00 a.m., at the corporate headquarters located at Avda. Alicia Moreau de Justo No. 50, Ground Floor, City of Buenos Aires, in order to considerate the following:

AGENDA

1°)	Appointment of two shareholders to approve and sign the Minutes.

2°)	Approval of the documentation provided for in Section 234, subsection 1 of Law 19550 and Rules of the “Comisión Nacional de Valores” (“CNV”) and of the financial documentation in the English language required by regulation of the CNV and the U.S. Securities and Exchange Commission, corresponding to the fourteenth fiscal year ended December 31, 2002.

3°)	Approval of the earning results of the fiscal year, and the proposal of the Board of Directors related to allocation to a new fiscal year of the whole of the loss in Unappropriated Retained Earnings as of December 31, 2002.

4°)	Approval of the performance of the Board of Directors and the Surveillance Committee holding office during the fourteenth fiscal year.

5°)	Approval of the fees of the Board of Directors ($1,140,000.-) holding office during the fiscal year ended on December 31, 2002 which showed tax loss carryforwards accounted for the Regulation of the Comisión Nacional de Valores. Authorization to the Board of Directors to make payments in advance of the amount determined by the Meeting, to the directors performing technical-administrative tasks or special assignments during the fifteenth fiscal year. Fees of the Surveillance Committee.

6°)	Determination of the number of regular and alternate directors to hold office during the fifteenth fiscal year.

7°)	Appointment of regular and alternate directors.

8°)	Appointment of the regular and alternate members of the Surveillance Committee.

9°)	Appointment of the External Auditors of the financial statements corresponding to the fifteenth fiscal year, and determination of their fees, as well as that corresponding to those holding office during the fiscal year ended December 31, 2002.

10°)	Approval of the granting to the Board of Directors ample powers for the change of ratio of the ADRs that represent shares of the Company.

11°)	Approval of the Non Adhesion to the Optional Statutory Regime of Compulsory Public Purchase Offer (“Régimen Estatutario Optativo de Oferta Pública de Adquisición Obligatoria”). Consequent amendment of article 1 of the Corporate Bylaws. Appointment of the persons in charge of taking the administrative steps for the approval and registration of the amendment.

THE BOARD OF DIRECTORS

Note 1:    Points 10 and 11 will be dealt with in full compliance with the regulations of the Extraordinary Shareholders Meeting. The rest of the points are within the competence of the Ordinary Shareholders Meeting.

Note 2:    To attend the Shareholders Meeting it is necessary to deposit the book-entry share certificates issued to such effect by “Caja de Valores S.A.”, up to three business days prior to the fixed date, at Av. Alicia Moreau de Justo No. 50, 13th floor, City of Buenos Aires, from 10:00 a.m. to 12:00 a.m., and from 3:00 p.m. to 5:00 p.m. The term expires on April 24, 2003, at 5:00 p.m.

Note 3:    The whole of the documentation dealt with by the Shareholders Meeting, included the proposals of the Board of Directors regarding the issues to be dealt with, can be consulted at the webpage of Telecom Argentina: www.telecom.com.ar. Without detriment of this, printed copies of the documentation can be obtained at the place and schedule detailed in Note 2.

Note 4:    Those registering to take part at the Shareholders Meeting as custodians or managers of stock holdings for third parties are reminded to comply with the requirements of Subsection II.9 of the CNV Regulations to be able to cast a vote in a divergent way.

Note 5:    Shareholders are requested to be present at least 15 minutes prior to the time fixed for the beginning of the Meeting so as to provide evidence of powers and sign the Record of Attendance to Shareholders Meetings.

Project of Amendment Art. 1 of the Corporate Bylaws.

“First Article:    With the denomination of TELECOM ARGENTINA STET-FRANCE TELECOM S.A. continues operating the company established under the name of Sociedad Licenciataria Norte Sociedad Anónima and has its legal address in the City of Buenos Aires. In compliance with the resolutions of the Ordinary and Extraordinary Shareholders Meeting held on April 30, 2003, it is a Company Non-adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer. The address of the Company may not be moved out of the Republic of Argentina without the prior authorization of the competent authority or of the authority that might replace it in the future.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina STET-France Telecom S.A.

Date: April 3, 2003	By:	/s/ Christian Chauvin
		Name:	Christian Chauvin
		Title:	Vice-President